Exhibit 21.1

Name of Subsidiary	Jurisdiction of Formation or Organization
Stemtech Healthsciences Corp	Florida
Stemtech Canada, Inc.	Canada
Stemtech Malaysia Holding Sdn Bhd	Malaysia
Stemtech Taiwan Holding, Inc.	Florida
Stemtech Taiwan Branch	Taiwan
Stemtech Services SARL de CV	Mexico
Stemtech HealthSciences SdeRL de CV.	Mexico
Commercial zadora & Distr. De Salud SA de CV	Mexico
Importada de Salud & Nutr. Intl de Mexico SA	Mexico
Technologica De Ren Celular SA	Ecuador
Stemtech Malaysia Holding Sdn Bhd	Malaysia
Stemtech Malaysia Sdn Bhd	Malaysia
Stemtech IP Holdings, LLC	Delaware
Life Factor Research	Wyoming